-----------------------------------
                                                         OMB APPROVAL
                                             -----------------------------------
                                             OMB Number:           3235-0145
                                             Expires:      December 31, 2005
                                             Estimated average burden
                                             Hours per response . . . . . .11
                                             -----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       Ridgestone Financial Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   765904 10 7
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

-----------------------------------------------------
CUSIP No. 765904 10 7
-----------------------------------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Paul E. Menzel
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [ ]
           Not Applicable
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            154,990
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          3,384
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          154,990
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            3,384
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            158,374
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (See Instructions)                       [ ]


----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            15.8%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (See Instructions)

            IN
================================================================================



                                Page 2 of 5 Pages

-----------------------------------------------------
CUSIP No. 765904 10 7
-----------------------------------------------------



Item 1(a).     Name of Issuer:
----------     ---------------

               Ridgestone Financial Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
----------     ------------------------------------------------

               13925 West North Avenue
               Brookfield, Wisconsin 53005

Item 2(a).     Name of Persons Filing:
----------     -----------------------

               Paul E. Menzel

Item 2(b).     Address of Principal Business Office or, if none, Residence:
----------     ------------------------------------------------------------

               1607 East Bristlecone Drive
               Hartland, Wisconsin  53029

Item 2(c).     Citizenship:
----------     ------------

               United States

Item 2(d).     Title of Class of Securities:
----------     -----------------------------

               Common Stock, no par value

Item 2(e).     CUSIP Number:
----------     -------------

               765904 10 7

Item 3.        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
-------        -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               ---------------------------------------------

               Not Applicable

Item 4.        Ownership.
-------        ------------------------------------

               Voting Trust

               (a)  Amount Beneficially Owned:  158,374 shares.

               (b)  Percent of Class:  15.8%


                                Page 3 of 5 Pages

-----------------------------------------------------
CUSIP No. 765904 10 7
-----------------------------------------------------

               (c)  Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote 154,990 shares

                        (ii) shared power to vote or to direct the vote 3,384 shares

                        (iii) sole power to dispose or to direct the disposition
                              of 154,990 shares

                        (iv) shared power to dispose or to direct the disposition of 3,384 shares


Item 5.        Ownership of Five Percent or Less of a Class.
-------        ---------------------------------------------

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
-------        ----------------------------------------------------------------

               Mr. Menzel's spouse has the right receive and the power to direct the receipt of dividends from, and the right to receive proceeds from the sale of, 3,384 of the shares referred to above.

Item 7.        Identification and Classification of the Subsidiary Which
-------        ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company.
               --------

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.
-------        ----------------------------------------------------------

               Not Applicable

Item 9.        Notice of Dissolution of Group.
-------        -------------------------------

               Not Applicable


                                Page 4 of 5 Pages

-----------------------------------------------------
CUSIP No. 765904 10 7
-----------------------------------------------------

Item 10.       Certification.
--------       --------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  February 6, 2003
----------------------------------------
Date



  /s/ Paul E. Menzel
----------------------------------------
Paul E. Menzel




                                Page 5 of 5 Pages